EXHIBIT 99.1

Sphere 3D Announces Private Placement of Over U.S. $5 Million of Equity Securities

SAN JOSE, CA – Jan. 26th, 2017 – Sphere 3D Corp. (NASDAQ: ANY) (the “Company”), a containerization, virtualization, and data management solutions provider, has completed a private placement for gross proceeds of U.S. $5.07 million.

The Company issued a total of 16,906,666 “Units,” as further defined below, at a purchase price of U.S. $0.30 per Unit. Each Unit consists of one common share and one warrant from each of two series of warrants. The first series of warrants is exercisable to purchase 16,906,666 common shares in the aggregate and has an exercise price of U.S. $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 16,906,666 common shares in the aggregate and has an exercise price of U.S. $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration. For purposes of clarification, assuming that both series of warrants are fully exercised, such exercise would provide an additional U.S. $16.06 million in gross proceeds to the Company.

MF Ventures, LLC, which beneficially owns, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to the outstanding voting securities of the Company (on a partially-diluted basis), participated in the private placements by acquiring 8,333,333 Common Shares and warrants to purchase 16,666,666 shares. As a result, the participation of MF Ventures, LLC constitutes a “related party transaction” within the meaning of Canadian Multilateral Instrument 61–101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company intends to file a material change report in connection with such participation. However, such material change report was not filed at least 21 days before the closing of the private placements as the details of the participation of insiders of the Company in the private placements had not been confirmed at that time. The Company is relying on the exemptions from the “formal valuation” and “minority approval” requirements under MI 61-101 set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, based on the fact that the subject matter of, or consideration for, the transactions contemplated herein insofar as they involve interested parties, as determined by the board of directors of the Company and in accordance with MI 61-101, does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers data management, and desktop and application virtualization solutions via hybrid Cloud, Cloud and on-premise implementations through its global reseller network. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THE SECURITIES OFFERED IN THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR ANY STATE THEREOF ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, the actual exercise, in full or in part, of the Warrants by the purchasers as described in this press release; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; the Company’s ability to transfer the listing of its common stock to the NASDAQ Capital Market due to its failure to regain compliance with the NASDAQ Global Market listing standards by January 30, 2017 and its ability to maintain listing with such market; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com